Exhibit 99.1

Agria Announces Trading Update From PGG Wrightson Subsidiary

BEIJING, CHINA—(Marketwired - December 22, 2014) - Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agricultural company, today announced that its subsidiary, PGG Wrightson Limited (“PGW”) reiterated its previously issued guidance and reaffirmed its expectation for improvement on last year’s operating EBITDA of NZ$58.7 million, excluding earnings of associates.* PGW noted that its financial performance so far in the fiscal year is meeting expectations despite lower forecasted dairy payouts.

Mr. Alan Lai, the Company’s Executive Chairman, commented, “We are very pleased to continue to see strong performance from PGW, despite some pockets of challenging market conditions. PGW is an integral element of our global strategy, and its strong performance thus far should drive Agria’s overall growth in the first half of the fiscal year. Our renewed focus on investing in our people, infrastructure and products is proving to be worthwhile, as our results continue to improve in each period.”

Mr. Mark Dewdney, Chief Executive Officer of PGW, commented, “Our performance thus far in the first half — despite current market conditions — highlights the strength of PGW’s diverse product and service portfolio across New Zealand and international agricultural sectors. Our confidence remains high in the sheep and beef sectors and this strength should see the business well-placed if we encounter reduced dairy related spend over the remainder of the financial year.”

“Further guidance will be provided when our half year results are announced. There remains some uncertainty with respect to the second half of the financial year, as we are starting to see some signs of market softness in areas related to dairy. Livestock, Seeds Australia and South America all make their biggest contributions in the second half, and results are also impacted by weather and commodity prices,” concluded Mr. Dewdney.

Agria expects to announce its half year results in late February or early March, with details of the announcement to be confirmed closer to the time.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed & Grain; Crop Protection, Nutrients & Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

*Disclosure Statement: Non-GAAP profit reporting measures:

PGW’s standard profit measure prepared under New Zealand GAAP is profit/(loss) for the period. PGW has used non-GAAP profit measures when discussing financial performance in this document. The directors and management believe that these measures provide useful information as they are used internally to evaluate performance of business units, to establish operational goals and to allocate resources. They also represent some of the performance measures required by PGW’s debt providers. For a more comprehensive discussion on the use of non-GAAP profit measures, please refer to the policy “Non-GAAP Financial Information” available on our website (www.pggwrightson.co.nz).

Non-GAAP profit measures are not prepared in accordance with NZ IFRS and are not uniformly defined, therefore the non-GAAP profit measures reported in this document may not be comparable with those that other companies report and should not be viewed in isolation or considered as a substitute for measures reported by PGW in accordance with NZ IFRS.

PGW’s definition of non-GAAP profit measures used in this document:

Operating EBITDA excluding earnings of associates: Earnings before net finance costs, income tax, depreciation, amortisation, fair value adjustments, non-operating items and equity accounted earnings of associates.

Operating EBITDA including earnings of associates: Earnings before net finance costs, income tax, depreciation, amortisation, fair value adjustments and non-operating items.

	June	June
(NZ$m)	2014	2013
Profit/(loss) for the period
(GAAP, commonly referred to as Net Profit after Tax)	42.3	(306.5)
Add (Profit)/loss from discontinued operations (net of income tax)	(0.9)	1.6
Add Income tax expense	8.5	5.0
Add Net interest and finance costs	7.9	9.4
Add Depreciation and amortisation expense	11.2	7.7
Add Fair value adjustments (income)/expense	(1.3)	1.9
Add Non operating items (income)/expense	(6.4)	7.1
Add Impairment losses on goodwill	0.0	321.1
Operating EBITDA including earnings of associates	61.2	47.3
Deduct Equity accounted earnings of associates	(2.5)	(1.5)
Operating EBITDA excluding earnings of associates	58.7	45.8